March 23, 2007
VIA EDGAR
Michele M. Anderson
Legal Branch Chief
Division of Corporation Finance, Mail Stop 3720
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
William Bennett
Staff Attorney
Division of Corporation Finance, Mail Stop 3720
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Numerex Corp.
Registration Statement on Form S-3
File No. 333-140483
Dear Ms. Anderson and Mr. Bennett:
          We are writing on behalf of Numerex Corp. (the “Company”) in response to the staff’s comment letter dated March 6, 2007 with respect to the above-referenced filing. The Company believes this letter responds fully to the staff’s comments. For the convenience of the staff, each comment is set forth below, followed by the Company’s response.
1.	Please provide us with the Funds Escrow Agreement set forth as Exhibit D to the Securities Purchase Agreement as filed on a Form 8-K on January 5, 2007. Also file an amendment to the Form 8-K that includes the entirety of the Securities Purchase Agreement, including all schedules and exhibits to the extent they are not already filed as other exhibits to the Form 8-K.

RESPONSE:
          We have included a copy of the Funds Escrow Agreement as Exhibit A to this letter. The Company will file an amendment to its Form 8-K in response to the staff’s comment.
2.	Please disclose the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

Division of Corporation Finance
Securities and Exchange Commission
March 23, 2007

RESPONSE:
          The Company has included the requested information in the prospectus included as part of the amendment to the registration statement. Please note that the conversion price of the note represents approximately a 10 percent premium to the closing market price of the Company’s common stock on the date of the transaction.
3.	Provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transactions that you have made or may be required to make to Laurus Master Fund, any affiliate of Laurus Master Fund, or any person with whom Laurus Master Fund, has a contractual relationship regarding the transactions (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes or debt in this disclosure.

Further, disclose the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to Laurus Master Fund and any of its affiliates in the first year following the sale of convertible notes.

RESPONSE:
          The Company has included a table showing the gross proceeds, expenses, and net proceeds from the sale of the convertible note to Laurus Master Fund (“Laurus”). Except for the repayment of principal and interest, there are no additional payments required in connection with this transaction. In addition, the Company his disclosed the total interest and principal payments due to Laurus during the first year following the sale of the note.
4.	If there are provisions in the convertible notes that could result in a change in the conversion price upon the occurrence of certain events, please provide disclosure as appropriate. Also revise to describe the nature of the “adjustment mechanisms” that could result in the issuance of an additional number of shares upon exercise of the warrant or conversion of the note, as mentioned in footnote one to the Selling Stockholder table on page 12.

RESPONSE:
          The number of shares issuable upon exercise of the warrant may be adjusted if we effect a reorganization, consolidate with or merge into any other person, or transfer all or substantially all of our properties or assets to any other person under any plan or arrangement contemplating our dissolution.

Division of Corporation Finance
Securities and Exchange Commission
March 23, 2007

5.	Disclose in a table:
•	the gross proceeds paid or payable to you in the convertible notes transaction;

•	all payments that have been made or that may be required to be made by you that are disclosed in response to comment 3 above; and

•	the resulting net proceeds to you.
RESPONSE:
          As noted above in response to comment 3, the Company has included the requested table in the prospectus included as part of the amendment to the registration statement.
6.	Describe in a table all prior securities transactions between you (or any of your predecessors) and Laurus Master Fund, any affiliates of Laurus Master Fund, or any person with whom Laurus Master Fund has a contractual relationship regarding the transaction (or any predecessors of those persons), including the following information disclosed separately for each transaction:
•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than Laurus Master Fund, affiliates of the company, or affiliates of Laurus Master Fund;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•	the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than Laurus Master Fund, affiliates of the company, or affiliates of Laurus Master Fund;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

Division of Corporation Finance
Securities and Exchange Commission
March 23, 2007

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).
RESPONSE:
          The Company believes that the material terms of each prior transaction with Laurus has been fully disclosed in its periodic reports filed with the SEC. In that regard, the Company has filed Current Reports on Form 8-K announcing its entry into the transactions and disclosing each of the conversions of the convertible notes. In addition, the terms of the transactions have been reflected in the Company’s quarterly and annual financial statements, including the financial footnotes.
          In response to the staff’s comment, the Company has included a table and additional disclosure summarizing the terms of its prior transactions with Laurus.
7.	In a table, include disclosure that compares:
•	the number of shares outstanding prior to the convertible notes transaction that are held by persons other than Laurus Master Fund, affiliates of the company, or affiliates of Laurus Master Fund;

•	the number of shares registered for resale by Laurus Master Fund or its affiliates in prior registration statements;

•	the number of shares registered for resale by Laurus Master Fund or its affiliates that continue to be held by Laurus Master Fund or its affiliates;

•	the number of shares that have been sold in registered resale transactions by Laurus Master Fund or its affiliates; and

•	the number of shares registered for resale on behalf of Laurus Master Fund in the current transaction.
In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

RESPONSE:
          The requested information is included in the table and narrative disclosures provided in response to comment 6. The Company has included a separate presentation for the current transaction for greater clarity to investors.

Division of Corporation Finance
Securities and Exchange Commission
March 23, 2007

8.	Disclose the following information:
•	whether you have the intention, and a reasonable basis to believe that you will have the financial ability, to make all payments on the overlying securities; and

•	whether — based on information obtained from Laurus Master Fund — any the selling shareholder has an existing short position in your common stock and, if any it has an existing short position in your stock, the following additional information:
•	the date on which Laurus Master Fund entered into that short position; and

•	the relationship of the date on which Laurus Master Fund entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).
RESPONSE:
          Based on its financial condition and operating performance, the Company believes that it has the financial ability to make interest and principal payments, when due, on the convertible note.
          As part of the transaction documents, Laurus has represented and agreed that it will not engage in short sales of the Company’s stock. Laurus has confirmed that it has not done so, and the Company has included additional disclosure in the prospectus.
9.	Provide the following information:
•	a materially complete description of the relationship and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and Laurus Master Fund, any affiliates of Laurus Master Fund, or any person with whom Laurus Master Fund has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•	copies of all agreements between the issuer (or any of its predecessors) and Laurus Master Fund, any affiliates of Laurus Master Fund, or any person with whom Laurus Master Fund has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

Division of Corporation Finance
Securities and Exchange Commission
March 23, 2007

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, or other documents filed with the Commission, please provide us with confirmation of your view in this regard.

RESPONSE:
          As noted above, it is the Company’s view that the materials terms of the relations and arrangements by and among the parties have been disclosed in the Company’s previous filings with the SEC.
          In addition, the Company has disclosed the transactions and relationships in its quarterly and annual financial statements and financial statement footnotes.
10.	Provide us with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.

RESPONSE:
          The Company currently anticipates making a portion of the interest and principal payments in cash. Accordingly, the Company has calculated the number of shares being registered by dividing the principal amount of the convertible note by the fixed conversion price. In addition, the Company has included the full number of shares underlying the warrant.
* * * * *
          The Company believes that the above responds fully to the comments of the staff. Accordingly, the Company respectfully requests that the staff complete its review as promptly as practical so that the Company can seek to have the registration statement declared effective upon filing its Annual Report on Form 10-K and proxy statement.
          The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Division of Corporation Finance
Securities and Exchange Commission
March 23, 2007

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please contact me at 202-942-5124 with any questions.

Sincerely, /s/ Richard E. Baltz Richard E. Baltz

Exhibit A
FUNDS ESCROW AGREEMENT
     This Agreement (this “Agreement”) is dated as of the 29th day of December 2006 among NUMEREX CORP., a Pennsylvania corporation (the “Company”), Laurus Master Fund, Ltd. (the “Purchaser”), and Loeb & Loeb LLP (the “Escrow Agent”):
W I T N E S S E T H:
     WHEREAS, the Purchaser has advised the Escrow Agent that (a) the Company and the Purchaser have entered into a Securities Purchase Agreement (the “Purchase Agreement”) for the sale by the Company to the Purchaser of a secured convertible term note (the “Secured Convertible Note”), (b) the Company has issued to the Purchaser a common stock purchase warrant (the “Warrant”) in connection with the issuance of the Secured Convertible Note, and (c) the Company and the Purchaser have entered into a Registration Rights Agreement covering the registration of the Company’s common stock underlying the Secured Convertible Note and the Warrant (the “Registration Rights Agreement”);
     WHEREAS, the Company and the Purchaser wish to deliver to the Escrow Agent copies of the Documents (as hereafter defined) and, following the satisfaction of all closing conditions relating to the Documents, the Purchaser to deliver the Escrowed Payment (as hereafter defined), in each case, to be held and released by Escrow Agent in accordance with the terms and conditions of this Agreement; and
     WHEREAS, the Escrow Agent is willing to serve as escrow agent pursuant to the terms and conditions of this Agreement;
NOW THEREFORE, the parties agree as follows:
ARTICLE I
INTERPRETATION
     1.1. Definitions. Whenever used in this Agreement, the following terms shall have the meanings set forth below.
     (a) “Agreement” means this Agreement, as amended, modified and/or supplemented from time to time by written agreement among the parties hereto.
     (b) “Disbursement Letter” means that certain letter delivered to the Escrow Agent by the Company, acceptable in form and substance to the Purchaser, setting forth wire instructions and amounts to be funded at the Closing.
     (c) “Documents” means copies of the Disbursement Letter, the Purchase Agreement, the Secured Convertible Note, the Warrant and the Registration Rights Agreement.
     (d) “Escrowed Payment” means $10,000,000.
Escrow Agreement

     (e) “LCM Payment” means the servicing payment to be paid to Laurus Capital Management, LLC, the fund manager, as set forth on Schedule A hereto.
     1.2. Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the arrangement with the Escrow Agent and supersedes all prior agreements, understandings, negotiations and discussions of the parties, whether oral or written with respect to the arrangement with the Escrow Agent. There are no warranties, representations and other agreements made by the parties in connection with the arrangement with the Escrow Agent except as specifically set forth in this Agreement.
     1.3. Extended Meanings. In this Agreement words importing the singular number include the plural and vice versa; words importing the masculine gender include the feminine and neuter genders. The word “person” includes an individual, body corporate, partnership, trustee or trust or unincorporated association, executor, administrator or legal representative.
     1.4. Waivers and Amendments. This Agreement may be amended, modified, superseded, cancelled, renewed or extended, and the terms and conditions hereof may be waived, in each case only by a written instrument signed by all parties hereto, or, in the case of a waiver, by the party waiving compliance. Except as expressly stated herein, no delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege hereunder preclude any other or future exercise of any other right, power or privilege hereunder.
     1.5. Headings. The division of this Agreement into articles, sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.
     1.6. Law Governing this Agreement; Consent to Jurisdiction. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF NEW YORK OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF NEW YORK. With respect to any suit, action or proceeding relating to this Agreement or to the transactions contemplated hereby (“Proceedings”), each party hereto irrevocably submits to the exclusive jurisdiction of the courts of the County of New York, State of New York and the United States District court located in the county of New York in the State of New York. Each party hereto hereby irrevocably and unconditionally (a) waives trial by jury in any Proceeding relating to this Agreement and for any related counterclaim and (b) waives any objection which it may have at any time to the laying of venue of any Proceeding brought in any such court, waives any claim that such Proceedings have been brought in an inconvenient forum and further waives the right to object, with respect to such Proceedings, that such court does not have jurisdiction over such party. As between the Company and the Purchaser, the prevailing party shall be entitled to recover from the other party its reasonable attorneys’ fees and costs. In the event that any provision of this Agreement is determined by a court of competent jurisdiction to be invalid or unenforceable, then the remainder of this Agreement shall not be affected and shall remain in full force and effect.
Escrow Agreement

     1.7. Construction. Each party acknowledges that its legal counsel participated in the preparation of this Agreement and, therefore, stipulates that the rule of construction that ambiguities are to be resolved against the drafting party shall not be applied in the interpretation of this Agreement to favor any party against the other.
ARTICLE II
APPOINTMENT OF AND DELIVERIES TO THE ESCROW AGENT
     2.1. Appointment. The Company and the Purchaser hereby irrevocably designate and appoint the Escrow Agent as their escrow agent for the purposes set forth herein, and the Escrow Agent by its execution and delivery of this Agreement hereby accepts such appointment under the terms and conditions set forth herein.
     2.2. Copies of Documents to Escrow Agent. On or about the date hereof, the Purchaser and the Company shall deliver to the Escrow Agent copies of the Documents executed by such parties.
     2.3. Delivery of Escrowed Payment to Escrow Agent. Following the satisfaction of all closing conditions relating to the Documents (other than the funding of the Escrowed Payment), the Purchaser shall deliver to the Escrow Agent the Escrowed Payment. At such time, the Escrow Agent shall hold the Escrowed Payment as agent for the Company, subject to the terms and conditions of this Agreement.
     2.4. Intention to Create Escrow Over the Escrowed Payment. The Purchaser and the Company intend that the Escrowed Payment shall be held in escrow by the Escrow Agent and released from escrow by the Escrow Agent only in accordance with the terms and conditions of this Agreement.
ARTICLE III
RELEASE OF ESCROW
     3.1. Release of Escrow. Subject to the provisions of Section 4.2, the Escrow Agent shall release the Escrowed Payment from escrow as follows:
     (a) Upon receipt by the Escrow Agent of (i) oral instructions from David Grin and/or Eugene Grin (each of whom is a director of the Purchaser) consenting to the release of the Escrowed Payment from escrow in accordance with the Disbursement Letter following the Escrow Agent’s receipt of the Escrowed Payment, (ii) the Disbursement Letter, and (iii) the Escrowed Payment, the Escrowed Payment shall promptly be disbursed in accordance with the Disbursement Letter. The Disbursement Letter shall include, without limitation, Escrow Agent’s authorization to retain from the Escrowed Payment Escrow Agent’s fee for acting as Escrow Agent hereunder and the Servicing Payment for delivery to Laurus Capital Management, LLC in accordance with the Disbursement Letter.
Escrow Agreement

     (b) Upon receipt by the Escrow Agent of a final and non-appealable judgment, order, decree or award of a court of competent jurisdiction (a “Court Order”) relating to the Escrowed Payment, the Escrow Agent shall remit the Escrowed Payment in accordance with the Court Order. Any Court Order shall be accompanied by an opinion of counsel for the party presenting the Court Order to the Escrow Agent (which opinion shall be satisfactory to the Escrow Agent) to the effect that the court issuing the Court Order is a court of competent jurisdiction and that the Court Order is final and non-appealable.
     3.2. Acknowledgement of Company and Purchaser; Disputes. The Company and the Purchaser acknowledge that the only terms and conditions upon which the Escrowed Payment are to be released from escrow are as set forth in Sections 3 and 4 of this Agreement. The Company and the Purchaser reaffirm their agreement to abide by the terms and conditions of this Agreement with respect to the release of the Escrowed Payment. Any dispute with respect to the release of the Escrowed Payment shall be resolved pursuant to Section 4.2 or by written agreement between the Company and Purchaser.
ARTICLE IV
CONCERNING THE ESCROW AGENT
     4.1. Duties and Responsibilities of the Escrow Agent. The Escrow Agent’s duties and responsibilities shall be subject to the following terms and conditions:
     (a) The Purchaser and the Company acknowledge and agree that the Escrow Agent (i) shall not be required to inquire into whether the Purchaser, the Company or any other party is entitled to receipt of any Document or all or any portion of the Escrowed Payment; (ii) shall not be called upon to construe or review any Document or any other document, instrument or agreement entered into in connection therewith; (iii) shall be obligated only for the performance of such duties as are specifically assumed by the Escrow Agent pursuant to this Agreement; (iv) may rely on and shall be protected in acting or refraining from acting upon any written notice, instruction, instrument, statement, request or document furnished to it hereunder and believed by the Escrow Agent in good faith to be genuine and to have been signed or presented by the proper person or party, without being required to determine the authenticity or correctness of any fact stated therein or the propriety or validity or the service thereof; (v) may assume that any person purporting to give notice or make any statement or execute any document in connection with the provisions hereof has been duly authorized to do so; (vi) shall not be responsible for the identity, authority or rights of any person, firm or company executing or delivering or purporting to execute or deliver this Agreement or any Document or any funds deposited hereunder or any endorsement thereon or assignment thereof; (vii) shall not be under any duty to give the property held by Escrow Agent hereunder any greater degree of care than Escrow Agent gives its own similar property; and (viii) may consult counsel satisfactory to Escrow Agent (including, without limitation, Loeb & Loeb, LLP or such other counsel of Escrow Agent’s choosing), the opinion of such counsel to be full and complete authorization and protection in respect of any action taken, suffered or
Escrow Agreement

omitted by Escrow Agent hereunder in good faith and in accordance with the opinion of such counsel.
     (b) The Purchaser and the Company acknowledge that the Escrow Agent is acting solely as a stakeholder at their request and that the Escrow Agent shall not be liable for any action taken by Escrow Agent in good faith and believed by Escrow Agent to be authorized or within the rights or powers conferred upon Escrow Agent by this Agreement. The Purchaser and the Company hereby, jointly and severally, indemnify and hold harmless the Escrow Agent and any of Escrow Agent’s partners, employees, agents and representatives from and against any and all actions taken or omitted to be taken by Escrow Agent or any of them hereunder and any and all claims, losses, liabilities, costs, damages and expenses suffered and/or incurred by the Escrow Agent arising in any manner whatsoever out of the transactions contemplated by this Agreement and/or any transaction related in any way hereto, including the fees of outside counsel and other costs and expenses of defending itself against any claims, losses, liabilities, costs, damages and expenses arising in any manner whatsoever out the transactions contemplated by this Agreement and/or any transaction related in any way hereto, except for such claims, losses, liabilities, costs, damages and expenses incurred by reason of the Escrow Agent’s gross negligence or willful misconduct. The Escrow Agent shall owe a duty only to the Purchaser and the Company under this Agreement and to no other person.
     (c) The Purchaser and the Company shall jointly and severally reimburse the Escrow Agent for its reasonable out-of-pocket expenses (including counsel fees (which counsel may be Loeb & Loeb LLP or such other counsel of the Escrow Agent’s choosing) incurred in connection with the performance of its duties and responsibilities hereunder, which shall not (subject to Section 4.1(b)) exceed $2,500.
     (d) The Escrow Agent may at any time resign as Escrow Agent hereunder by giving five (5) business days prior written notice of resignation to the Purchaser and the Company. Prior to the effective date of resignation as specified in such notice, the Purchaser and Company will issue to the Escrow Agent a joint instruction authorizing delivery of the Documents and the Escrowed Payment to a substitute Escrow Agent selected by the Purchaser and the Company. If no successor Escrow Agent is named by the Purchaser and the Company, the Escrow Agent may apply to a court of competent jurisdiction in the State of New York for appointment of a successor Escrow Agent, and deposit the Documents and the Escrowed Payment with the clerk of any such court, and/or otherwise commence an interpleader or similar action for a determination of where to deposit the same.
     (e) The Escrow Agent does not have and will not have any interest in the Documents and the Escrowed Payment, but is serving only as escrow agent, having only possession thereof.
     (f) The Escrow Agent shall not be liable for any action taken or omitted by it in good faith and reasonably believed by it to be authorized hereby or within the rights or powers conferred upon it hereunder, nor for action taken or omitted by it in good faith,
Escrow Agreement

and in accordance with advice of counsel (which counsel may be Loeb & Loeb, LLP or such other counsel of the Escrow Agent’s choosing), and shall not be liable for any mistake of fact or error of judgment or for any acts or omissions of any kind except to the extent any such liability arose from its own willful misconduct or gross negligence.
     (g) This Agreement sets forth exclusively the duties of the Escrow Agent with respect to any and all matters pertinent thereto and no implied duties or obligations shall be read into this Agreement.
     (h) The Escrow Agent shall be permitted to act as counsel for the Purchaser or the Company, as the case may be, in any dispute as to the disposition of the Documents and the Escrowed Payment, in any other dispute between the Purchaser and the Company, whether or not the Escrow Agent is then holding the Documents and/or the Escrowed Payment and continues to act as the Escrow Agent hereunder.
     (i) The provisions of this Section 4.1 shall survive the resignation of the Escrow Agent or the termination of this Agreement.
     4.2. Dispute Resolution; Judgments. Resolution of disputes arising under this Agreement shall be subject to the following terms and conditions:
     (a) If any dispute shall arise with respect to the delivery, ownership, right of possession or disposition of the Documents and/or the Escrowed Payment, or if the Escrow Agent shall in good faith be uncertain as to its duties or rights hereunder, the Escrow Agent shall be authorized, without liability to anyone, to (i) refrain from taking any action other than to continue to hold the Documents and the Escrowed Payment pending receipt of a joint instruction from the Purchaser and the Company, (ii) commence an interpleader or similar action, suit or proceeding for the resolution of any such dispute; and/or (iii) deposit the Documents and the Escrowed Payment with any court of competent jurisdiction in the State of New York, in which event the Escrow Agent shall give written notice thereof to the Purchaser and the Company and shall thereupon be relieved and discharged from all further obligations pursuant to this Agreement. The Escrow Agent may, but shall be under no duty to, institute or defend any legal proceedings which relate to the Documents and the Escrowed Payment. The Escrow Agent shall have the right to retain counsel if it becomes involved in any disagreement, dispute or litigation on account of this Agreement or otherwise determines that it is necessary to consult counsel which such counsel may be Loeb & Loeb LLP or such other counsel of the Escrow Agent’s choosing.
     (b) The Escrow Agent is hereby expressly authorized to comply with and obey any Court Order. In case the Escrow Agent obeys or complies with a Court Order, the Escrow Agent shall not be liable to the Purchaser and the Company or to any other person, firm, company or entity by reason of such compliance.
Escrow Agreement

ARTICLE V
GENERAL MATTERS
     5.1. Termination. This escrow shall terminate upon disbursement of the Escrowed Payment in accordance with the terms of this Agreement or earlier upon the agreement in writing of the Purchaser and the Company or resignation of the Escrow Agent in accordance with the terms hereof.
     5.2. Notices. All notices, requests, demands and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given one (1) day after being sent by telecopy (with copy delivered by overnight courier, regular or certified mail):

(a)	If to the Company, to:	NUMEREX CORP.
1600 Parkwood Circle, Suite 500
Atlanta, Georgia 30339-2119
Fax: (770) 693-5951
Attention: CFO

	With a copy to:	Arnold & Porter LLP
555 12th Street, N.W.
Washington, D.C. 20004-1206
Attention: William Carmody
Fax: 202/942-5999

(b)	If to the Purchaser, to:	Laurus Master Fund, Ltd.
M&C Corporate Services Limited,
P.O. Box 309 GT, Ugland House
South Church Street, George Town
Grand Cayman, Cayman Islands
Fax: 345-949-8080
Attention: John Tucker, Esq.

(c)	If to the Escrow Agent, to:	Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
Fax: (212) 407-4990
Attention: Scott J. Giordano, Esq.
or to such other address as any of them shall give to the others by notice made pursuant to this Section 5.2.
     5.3. Interest. The Escrowed Payment shall not be held in an interest bearing account nor will interest be payable in connection therewith.
     5.4. Assignment; Binding Agreement. Neither this Agreement nor any right or obligation hereunder shall be assignable by any party without the prior written consent of the
Escrow Agreement

other parties hereto. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective legal representatives, successors and assigns.
     5.5. Invalidity. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal, or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.
     5.6. Counterparts/Execution. This Agreement may be executed in any number of counterparts and by different signatories hereto on separate counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute but one and the same agreement. This Agreement may be executed by facsimile transmission.
Escrow Agreement

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

COMPANY: NUMEREX CORP.
By:
	Name:	Stratton J. Nicolaides
	Title:	Chairman and CEO

PURCHASER: LAURUS MASTER FUND, LTD.
By:
Name:
Title:

ESCROW AGENT: LOEB & LOEB LLP
By:
Name:
Title:

Escrow Agreement

SCHEDULE A TO FUNDS ESCROW AGREEMENT

PURCHASER	PRINCIPAL NOTE AMOUNT

LAURUS MASTER FUND, LTD., M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands Fax: 345-949-8080	Secured Convertible Term Note in an aggregate principal amount of $10,000,000;

TOTAL	$10,000,000

FUND MANAGER	LCM PAYMENT

LAURUS CAPITAL MANAGEMENT, L.L.C. 825 Third Avenue, 14th Floor New York, New York 10022 Fax: 212-541-4434	Payment payable in connection with investment by Laurus Master Fund, Ltd. for which Laurus Capital Management, L.L.C. is the Manager.

TOTAL	$400,000

WARRANTS

WARRANT RECIPIENT	WARRANTS IN CONNECTION WITH OFFERING

LAURUS MASTER FUND, LTD. M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands Fax: 345-949-8080	Warrant exercisable into 158,562 shares of common stock of the Company issuable in connection with the Secured Convertible Note.

TOTAL	Warrants exercisable into 158,562 shares of common stock of the Company
Escrow Agreement